

March 29, 2012

Via Facsimile
John Stauch
Executive Vice President and
 Chief Financial Officer
Pentair, Inc.
5500 Wayzata Blvd. Suite 800
Golden valley, Minnesota 55416

>   **Re: Pentair, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 21, 2012**
>   **File No. 000-04689**

Dear Mr. Stauch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 19

1.   We note that during the fourth quarter of 2011 you recognized a $200.5 million goodwill impairment charge related to your Residential Filtration reporting unit as a result of changes in your forecasts in light of economic conditions and continued softness in end-markets. If material, please revise future filings to disclose and quantify, to the extent possible, how the continued economic conditions could affect your results of operations in future periods. Refer to Item 303(A)(3) of Regulation S-K.

Liquidity and Capital Resources, page 29

2.   We note from your disclosures on page 61 you have $261.1 million of undistributed
        earnings from international subsidiaries which you consider to be indefinitely invested.
        Given the significance of your undistributed international earnings, please tell us your
        consideration for disclosing the amount of cash and cash equivalents that are currently
        held by your international subsidiaries and not available for use in the United States.
        Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Note 1 – Summary of Significant Accounting Policies, page 44

Goodwill and identifiable intangible assets, page 46

3.   We note that in connection with your annual goodwill testing you recorded a $200.5
        million impairment charge related to your Residential Filtration reporting unit. Please
        tell us if this represented a full impairment of the goodwill at that reporting unit. In this
        regard, please revise future filings to disclose all of the information required by FASB
        ASC 820-10-50-2 (as amended) for any nonrecurring fair value measurements such as
        this.

Note 12 – Benefit Plans, page 62

4.   We note that you have combined disclosures about pension plans and other
        postretirement benefit plans outside the United States together with those for U.S. plans.
        We further note that foreign benefit plans represent 57% of the total net liability. We
        further note that you disclose assumptions such as discount rate, rate of compensation
        increase and expected long-term return on plan assets for your domestic benefit
        obligations. However, other than the range of discount rates for foreign plans (.75%-
        5.00% in 2011), you do not provide disclosures of the assumptions for your foreign
        benefit obligations. Please explain to us how your presentation complies with the
        guidance in FASB ASC 715-20-50-4.

Note 14 – Stock Plans, page 70

5.   We note that you use the Black-Scholes option-pricing model to estimate the fair value of
        your stock options. In addition to disclosing your Black-Scholes assumptions, please also
        revise future filings to disclose your methodology for calculating those assumptions.
        Refer to FASB ASC paragraph 718-10-50-2f.

Note 15 – Business Segments, page 72

6.   We note your presentation of long-lived assets by geographic area. Specifically, we note
        that the long-lived assets in Europe represent 36% of your total long-lived assets as of
        December 31, 2011, compared to 23% of your total long-lived assets as of December 31,

2010. Please tell us how you have considered the guidance in FASB ASC 280-10-50-41 by telling us whether assets in an individual foreign country are material.

Note 17 – Selected Quarterly Financial Data (Unaudited), page 76

7.   We note that your results in the fourth quarter of 2011 were significantly impacted by a goodwill impairment charge in the period. Please revise future filings to include a discussion of any fourth quarter adjustments that materially affected your quarterly results. Refer to Item 302(A)(3) of Regulation S-K.

Note 18 – Financial Statements of Subsidiary Guarantors, page 78

8.   We note that you have presented condensed consolidating information pursuant to Rule 3-10 of Regulation S-X. We further note that this information is presented as unaudited. Please explain your basis for presenting this information on an unaudited basis, citing any authoritative literature upon which you relied.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please call Martin James, Senior Assistant Chief Account at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief